SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item
1.	Proxy Statement and Notice of Annual General Meeting to be held on December 14, 2009

Item 1.

PROXY STATEMENT
Cosan Limited
Crawford House, 50 Cedar Avenue, Hamilton HM 11, Bermuda or
P.O. Box HM 2879, Hamilton HM LX Bermuda

ANNUAL GENERAL MEETING — December 14, 2009
November 30, 2009

To the Shareholders of Cosan Limited:

You are cordially invited to attend the annual general meeting (“Annual General Meeting”) of your company to be held at Avenida Juscelino Kubitchek, 1726, 6th floor, Sao Paulo, Brazil at 10:00 a.m. local time on December 14th , 2009.

At the Annual General Meeting, we will be asking you to elect the slate of individuals who have been nominated to serve on our board of directors (“Board of Directors”). You may read about each of these individuals in our proxy statement. We are pleased that each of these individuals has agreed to serve on our Board of Directors, and we hope that you will support each of them.

A report of the current affairs of Cosan Limited will be presented at the Annual General Meeting and Shareholders will have an opportunity for questions and comments.

We request that you complete, sign, and mail the enclosed form of proxy in the enclosed business reply envelope, whether or not you plan to physically attend the Annual General Meeting.

You may revoke your voted proxy at any time prior to the Annual General Meeting or vote in person if you attend.

Sincerely yours

Rubens Ometto Silveira Mello
Chairman of the Board of Directors

COSAN LIMITED
Crawford House, 50 Cedar Avenue, Hamilton HM 11, Bermuda or
P.O. Box HM 2879, Hamilton HM LX Bermuda

NOTICE OF ANNUAL GENERAL MEETING
TO BE HELD ON DECEMBER 14, 2009

NOTICE IS HEREBY GIVEN that the 2009 annual general meeting of the members of Cosan Limited (the "Company") will be held at Avenida Juscelino Kubitchek, 1726, 6th floor, Sao Paulo, Brazil on the 14th of December 2009 at 10:00 am (local time) or as soon thereafter as is practicable for the purpose of transacting the following business:

A G E N D A

1.	To receive the auditors’ report and financial statements for the year ended March 31, 2009.

2.	To consider the election of Class II directors to hold office until the 2012 Annual General Meeting of Shareholders or until their respective successors have been duly elected.

3.	To appoint auditors for the ensuing year and either determine their remuneration or refer such determination to the board of directors.

The Board of Directors has fixed the close of business on December 11th, 2009 as the record date for the determination of Shareholders entitled to notice of, and to vote at, the Annual General Meeting.

All Shareholders are cordially invited to attend the Annual General Meeting.

BY ORDER OF THE BOARD

Secretary
Date: 30th of November 2009

OUR DIRECTORS

Directors and Executive Officers

Name	Year of Birth	Positions
Rubens Ometto Silveira Mello	1950	Class III director
Marcus Vinicios Pratini de Moraes	1939	Class II director
Mailson Ferreira da Nóbrega	1942	Class I director
Marcos Marinho Lutz	1969	Class II director
Burkhard Otto Cordes	1975	Class II director
Pedro Isamu Mizutani	1959	Class III director
Hélio França	1959	Class III director
George E. Pataki	1945	Class I director
Marcelo de Souza Scarcela Portela	1961	Class II director
José Alexandre Scheinkman	1948	Class I director
Marcelo Eduardo Martins	1966	Class III director

Our bye-laws (“Bye-laws”) provide that our board of directors (“Board of Directors”) shall consist of between five and eleven directors. Our Board of Directors currently consist of nine directors (each a “Director”).

Our Board of Directors is the decision-making body responsible for, among other things, determining policies and guidelines for our business. Our Board of Directors also supervises our executive officers and monitors their implementation of policies and guidelines established from time to time by our Board of Directors.

Our Board of Directors is divided into three classes (Class I, Class II and Class III and each a “Class”) that are, as nearly as possible, of equal size. Each Class of Directors is elected for a three-year term of office, and the terms are staggered so that the term of only one Class of directors expires at each annual general meeting. Members of our Board of directors are subject to removal at any time with or without cause at a general meeting of shareholders. Our Bye-laws do not include any citizenship or residency requirements for members of our board of directors.

Mailson Ferreira da Nóbrega, George E. Pataki and José Alexandre Scheinkman are each designated as a Class I Director; Marcus Vinicios Pratini de Moraes, Marcos Marinho Lutz and Marcelo de Souza Scarcela Portela are each designated as a Class II Director; and Rubens Ometto Silveira Mello, Hélio França and Pedro Isamu Mizutani are each designated as a Class III Director. There is no distinction in the voting or other powers and authorities of Directors of different classes; the classifications are solely for the purposes of the retirement by rotation provisions set out in Bye-Laws 23.4, 23.5 and 23.6.

Upon resignation or termination of office of any Director, if a new Director shall be appointed to the Board of Directors he or she shall be designated to fill the vacancy arising and shall, for the purposes of these Bye-laws, constitute a member of the class of Directors represented by the person that he or she replaces.

Class II Directors with terms expiring at the 2009 Annual General Meeting

Name	Positions

Marcus Vinicios Pratini de Moraes	Class II director
Burkhard Otto Cordes	Class II director
Marcos Marinho Lutz	Class II director
Marcelo de Souza Scarcela Portela	Class II director

Marcus Vinicius Pratini de Moraes. Mr. Pratini de Moraes has been a member of COSAN's board of directors since 2005. He holds a degree in economics from Faculdade de Ciências Econômicas da Universidade do Rio Grande do Sul, a postgraduate degree in public administration from Deutsche Stiftung fur Entwicklungsländer - Berlin and a business administration degree from Pittsburgh University & Carnegie Tech - Carnegie Institute of Technology. Mr. Pratini de Moraes held several positions in the Brazilian federal government, including Minister of Planning and General Coordination (1968-1969), Minister of Industry and the Commerce (1970-1974), Minister of Mines and Energy (1992) and Minister of Agriculture, Cattle and of Supply (1999-2002). He also served as a term as a congressman from the State of Rio Grande Do Sul (1982-1986).

Burkhard Otto Cordes. Mr. Cordes has been a member of COSAN's board of directors since 2005. He has a degree in business administration from Fundação Armando Álvares Penteado, and a postgraduate degree (MBA in finance) from IBMEC in São Paulo . Mr. Cordes has seven years of financial market experience, having worked at Banco BBM SA, a company of the Mariani Group and at IBM Brazil.

Marcelo de Souza Scarcela Portela. Mr. Portela has been a member of the Company's board of directors since 2005. He holds a law degree from Faculdade de Direito da Universidade de São Paulo , a master in commercial law from Faculdade de Direito da Universidade de São Paulo with a specialization from McGill University Law School in Montreal , Canada .

Marcos Marinho Lutz. Holds a master’s degree in Business Administration from the Kellog Graduate School of Management, Northwestern University, and graduated in Naval Engineering from the Polytechnic School. Before joining COSAN he was Executive Officer for Infrastructure and Energy at CSN for four years, was member of the Board of Directors of MRS Logística, of CFN and of Ita Energética. He was also the Superintendent Executive Officer of Ultracargo S.A., the Ultra Group’s logistics affiliated.

PROPOSAL 1—ELECTION OF THE BOARD OF DIRECTORS

Our Bye-laws provide for a classified Board, divided into three (3) Classes of equal size. Each Director will serve a three-year term. At the Annual General Meeting, our Shareholders will elect the Class II Directors, who will serve until the 2012 Annual General Meeting. Our incumbent Class I and Class III directors will serve until the 2011 Annual General Meeting and the 2010 Annual General Meeting, respectively.

The Board of Directors will nominate Marcus Vinicios Pratini de Moraes, Marcos Marinho Lutz and Marcelode Souza Scarcela Portela for re-election at the Annual General Meeting.

If any nominee shall, prior to the Annual General Meeting, become unavailable for election as a director, the persons named in the persons named in the accompanying proxy card will vote for such other Nominee, if any, in their discretion as may be recommended to the Board of Directors.

CLASS II NOMINEES

Marcus Vinicios Pratini de Moraes
Burkhard Otto Cordes
Marcos Marinho Lutz
Marcelo de Souza Scarcela Portela

The respective ages, business experience, directorships and committee memberships for the nominees are set out in “Our Directors” above.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE THREE DIRECTORS NAMED ABOVE.

PROPOSAL 2—THE AUDITORS’ PROPOSAL

Upon recommendation of the Audit Committee, the Board of Directors propose that the Shareholders reappoint Messrs. Ernst & Young Auditores Independentes S.S. to serve as our independent auditors for the 2010 fiscal year until the 2010 Annual General Meeting. Ernst & Young Auditores Independentes S.S. have served as our independent auditors since inception in July, 2007. Shareholders at the Annual General Meeting will also be asked to vote to defer the determination of the auditors’ remuneration to the Board of Directors.

ADDITIONAL INFORMATION

A copy of our Financial Statements for the year ended March 31, 2009] and the auditors report thereon has been sent to all Shareholders. The Financial Statements will be formally presented at the Annual General Meeting, but no Shareholder action is required to be taken.

DETACH PROXY CARD HERE

PLEASE BE CERTAIN TO DATE AND
SIGN THIS PROXY. RETURN THE	☒
PROXY IN THE ENCLOSED ENVELOPE.	Votes must be marked in the manner indicated above in black or blue ink.

(1) ELECTION OF DIRECTORS

FOR	ÿ	WITHHOLD AUTHORITY	ÿ	*EXCEPTIONS: FOR	ÿ
all nominees listed below		to vote for all nominees listed below		all nominees except those listed below

Nominees: Marcus Vinicios Pratini de Moraes, Burkhard Otto Cordes, Marcos Marinho Lutz and Marcelo de Souza Scarcela Portela

*EXCEPTIONS: ________________________________________________________

FOR	AGAINST	ABSTAIN

(2) To re-appoint the firm of Ernst & Young Auditores Independentes S.S., independent auditors, to serve as our independent auditors for the 2010 fiscal year until our 2010 Annual General Meeting, and to refer the determination of the auditors’ remuneration to the Board of Directors.
ÿ	ÿ	ÿ

To change mailing address, please mark this box.   ÿ

S C A N  L I N E

Signature should correspond with the printed name appearing hereon. When signing in a fiduciary or representative capacity, give full title as such, or when more than one owner, each should sign.

Date Share Owner sign here	Co-Owner sign here

COSAN LIMITED
PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
OF COSAN LIMITED

The undersigned hereby revoking all proxies granted, appoints [PROXY] and [PROXY], and each of them, with power of substitution, as proxy of the undersigned, to attend the Annual General Meeting of Shareholders of Cosan Limited on the 14th of December, 2009 and any adjournments thereof, and to vote the number of shares the undersigned would be entitled to vote if personally present as designated on the reverse.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE NOMINEES LISTED IN PROPOSAL 1, FOR PROPOSAL 2 AND FOR PROPOSAL 3. WHETHER OR NOT DIRECTION IS MADE, THIS PROXY WILL BE VOTED AT THE DISCRETION OF THE PROXIES UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING OF SHAREHOLDERS.

(Continued and to be dated and signed on the reverse.)

PLEASE COMPLETE AND DATE THIS PROXY ON THE REVERSE SIDE AND RETURN IT PROMPTLY IN THE ACCOMPANYING ENVELOPE.

To include any comments, please mark this box.   ÿ

Address change
______________________
______________________

PLEASE COMPLETE AND DATE THIS PROXY ON THE REVERSE SIDE AND RETURN IT PROMPTLY IN THE ACCOMPANYING ENVELOPE.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	December 3, 2009	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial and Investor Relations Officer